UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING April 1, 2025 AND ENDING March 31, 2026
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Macquarie Capital (USA) Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
660 Fifth Ave
(No. and Street)

New York   New York   10103
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
James S. Conahan   (646) 918-4189   jim.conahan@macquarie.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James S. Conahan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Macquarie Capital (USA) Inc, as of 3/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

Denise Bloom
Notary Public of New Jersey
My Commission Expires 6/23/2028
[signature] 5/29/2026

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Macquarie Capital (USA) Inc.

Financial Statements and Supplemental Schedules

As of and for the year ended March 31, 2026

MACQUARIE

This report is deemed CONFIDENTIAL in accordance with
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934. A Statement of Financial Condition and
supplemental report on internal control bound
separately have been filed with the Securities and Exchange
Commission simultaneously herewith as a Public Document.

Macquarie Capital (USA) Inc.
Index
March 31, 2026



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Macquarie Capital (USA) Inc. (the "Company") as of March 31, 2026, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 (Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule II), Computation for Determination of PAB Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule III), and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (Schedule IV) as of March 31, 2026 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
May 29, 2026

We have served as the Company's auditor since at least 1999. We have not determined the specific year we began serving as auditor of the Company.

Macquarie Capital (USA) Inc.
Statement of Financial Condition
As of March 31, 2026

	Note		
Assets			
Cash		$	71,457
Cash segregated under federal regulations	3		13,000,000
Receivable from broker-dealers and clearing organizations	4		91,888,899
Receivable from customers	5		13,813,544
Securities borrowed	7		19,906,888
Securities owned, at fair value	6		157,619,990
Fees receivable, net			16,518,650
Receivable from affiliates			108,887,105
Other assets			7,819,866
Total assets			$ 429,526,399
Liabilities and Stockholder's Equity			
Liabilities			
Payable to broker-dealers and clearing organizations	4	$	14,687,827
Payable to customers	5		19,993,129
Payable to parent and affiliates			78,044,216
Deferred tax liability			547,588
Accrued expenses and other liabilities			14,394,230
Total liabilities			127,666,990
Commitments and contingent liabilities	12		
Stockholder's Equity			
Common stock, $0.01 par value; authorized - 1,000,000 shares;			
issued and outstanding - 156,386 shares			1,564
Additional paid-in capital			582,677,988
Accumulated deficit			(280,820,143)
Total stockholder's equity			301,859,409
Total liabilities and stockholder's equity			$ 429,526,399

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Statement of Operations
Year ended March 31, 2026

Revenue	
Service fees	$ 175,185,824
Investment banking and advisory services	129,197,368
Commissions	61,576,457
Underwriting	20,744,050
Distribution fees	9,349,852
Interest income	15,323,312
Net trading	(4,489,262)
Other income	845,351
Total revenues, net	407,732,952
Expenses	
Employee service fees	$ 240,183,705
Brokerage fees	56,103,948
Distribution costs	9,351,862
Administration fees	53,016,419
Communication and information services	25,963,206
Occupancy and equipment	18,030,090
Professional fees	7,609,566
Promotional fees	7,159,130
Interest expense	7,363,609
Other expenses	8,176,779
Total expenses	432,958,314
Loss before income tax	(25,225,362)
Income tax benefit	(6,379,691)
Net loss	$ (18,845,671)

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Statement of Changes in Stockholder's Equity
Year ended March 31, 2026

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balances as at March 31, 2025	156,386	$ 1,564	$ 550,107,831	$ (261,974,472)	$ 288,134,923
Macquarie Employee Retained Equity Plan (MEREP) (Note 10)	—	—	32,570,157	—	32,570,157
Net loss	—	—	—	(18,845,671)	(18,845,671)
Balances as at March 31, 2026	156,386	$ 1,564	$ 582,677,988	$ (280,820,143)	$ 301,859,409

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Statement of Cash Flows
Year ended March 31, 2026

Cash flows from operating activities	
Net loss	$ (18,845,671)
Adjustments to reconcile net income to net cash provided by operating activities	
MEREP	32,570,157
Deferred tax expense	841,415
Allowance for credit losses, net	328,811
(Increase)/decrease in operating assets	
Receivable from broker-dealers and clearing organizations	(40,153,732)
Receivable from customers	(10,861,369)
Receivable from non-customers	1,215,765
Securities borrowed	13,408,151
Securities owned, at fair value	92,633,760
Fees receivable, net	(6,221,264)
Receivable from affiliates	(102,951,085)
Other assets	(4,223,802)
Increase/(decrease) in operating liabilities	
Payable to broker-dealers and clearing organizations	11,333,773
Payable to customers	12,651,899
Payable to parent and affiliates	163,014
Accrued expenses and other liabilities	7,112,741
Securities sold, not yet purchased, at fair value	(10,867,174)
Net cash used in operating activities	(21,864,611)
Cash flows from financing activities	
Payable to parent	25,864,250
Net cash provided by financing activities	25,864,250
Net increase in cash and cash segregated under federal regulations	3,999,639
Cash and cash segregated under federal regulations at beginning of year	9,071,818
Cash and cash segregated under federal regulations at end of year	$ 13,071,457

The following table provides a reconciliation of Cash and Cash segregated under federal regulations reported within the Statement of Financial Condition that sum to the total shown in the Statement of Cash Flows:

Cash	$ 71,457
Cash segregated under federal regulations	13,000,000
Total cash and cash segregated under federal regulations shown in cash flow	$ 13,071,457

Supplemental information	
Cash paid for interest	$ 7,052,463
Cash paid for income taxes	$ 37,273

The accompanying notes are an integral part of these financial statements.

Macquarie Capital (USA) Inc.
Notes to the financial statements
For the year ended March 31, 2026

Note 1.   Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the National Futures Association ("NFA").

The Company acts as a broker of Australian, Asian, European, Mexican, Canadian, Latin American and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients and its affiliates in U.S. markets. The Company does not hold or maintain funds or provide clearing services for other broker-dealer(s). Through its affiliate, Macquarie Bank Limited ("MBL"), the Company also borrows stock to cover short positions and loans inventory for financing and collateral purposes. Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

The Company's headquarters and principal operations are located in New York, New York.

Note 2.   Summary of Significant Accounting Policies

i)   Basis of Accounting and the Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ii)   Cash

Cash consists of un-invested cash balances used in the daily operations of the business that are primarily maintained with one major bank.

iii)   Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL in order to fund securities owned assets and to source securities for delivery to counterparties for securities sold, not yet purchased liabilities. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under this agreement, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. There were no non-cash collateral transactions outstanding as of March 31, 2026. The Company monitors the market value of securities borrowed and loaned and delivers or obtains additional collateral as appropriate. As of March 31, 2026, there was no allowance provision required for the cash collateral advanced. Refer to Note 2 (x) for additional information on current expected credit losses.

iv)   Fees Receivable, net

Fees receivable consist of investment banking and advisory service fees, distribution fees as well as underwriting fees. Fees receivable are measured at amortized cost and are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Fees receivable are presented net of current expected credit losses of $382,238 as of March 31, 2026.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 2.   Summary of Significant Accounting Policies (continued)

v)   Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. It requires the identification of discrete performance obligations within a customer contract and an associated transaction price is allocated to these obligations. Revenue is recognized upon satisfaction of these performance obligations, which occurs when control of the goods or services are transferred to the customer.

Revenue earned by the Company from its contracts with customers primarily consists of the following categories:

a)   Investment Banking, Advisory Services, and Underwriting

The Company earns revenue through its role as advisor on corporate transactions as well as through its role as manager and underwriter of equity and debt issuances. The revenue from these arrangements is recognized at a point in time, and when it has been established that the customer has received the benefit of the service.

For advisory services, revenues are recognized when services for the transactions are rendered in accordance with the terms of the underlying contracts; this is typically at the time of closing the transaction. Revenues are presented gross of permissible related expenses and transaction expenses are deferred until the related revenue is recognized.

Management of capital raisings and underwriting of debt or equity capital raisings are each considered distinct performance obligations that are satisfied at the point in time of the underwriting and selling of the securities. Underwriting revenues are presented gross of permissible related expenses where the Company is the principal underwriter and net of expenses where the Company is not the principal underwriter. Transaction expenses are deferred until the related revenue is recognized.

b)   Commissions

The Company executes and clears U.S. securities transactions and records commissions for these services over the year on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commissions are recognized on a gross basis within the Statement of Operations on trade date as the Company acts as principal with its customers. Expenses incurred related to commissions are also recorded based on trade date. The Company recognized commissions net of research credits of $9,151,634.

c)   Service fees consists of fee income related to the following:

(i)   The Company acts as agent to execute and clear all foreign securities transactions through affiliated broker-dealers. The Company has a formal agreement with the affiliated broker-dealers whereby the affiliates receive all commissions on security transactions and the Company receives revenue based on an agreed-upon transfer pricing methodology as consideration for exclusively utilizing the execution and settlement services of the affiliates; and

(ii)   The Company provides services to certain group affiliate entities.

(a)   The Company has formal agreements to share expenses it incurs for the services provided to such affiliates and receives an allocation of the service fee based on an agreed-upon transfer pricing methodology.

(b)   The Company is allocated a proportion of revenues for certain transactions based on an agreed-upon transfer pricing methodology.

The Company applies the above revenue recognition policies to internal fee arrangements and fees are recognized as per the agreed sharing arrangements. Service fees are recorded on an accrual basis and transfer pricing methodologies are reviewed periodically and updated to reflect any changes to the business or the transactions.

d)   Distribution fees

Distribution fees are received from Macquarie managed funds to reimburse the Company for certain costs such as marketing, selling fund interest, and providing sales related support to investors. The Company's performance obligations primarily involve providing distribution-related services. Distribution fees are recorded as revenue in the period when the performance obligation is satisfied. Revenue recognition occurs either monthly or quarterly, depending on the terms of the underlying agreement, and is based on the contracted rate.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 2.   Summary of Significant Accounting Policies (continued)

vi)   Other Income

Other income consists of all other revenues for the Company other than Investment banking and advisory services, Underwriting, Commissions, Distribution fees, Net trading, Interest income and Service fees.

vii)   Interest Income and Interest Expense

Interest income and interest expense are accrued in accordance with contractual rates. Interest income is earned on deposits with banks and clearing brokers, and balances with related parties in accordance with MGL transfer pricing policies. Interest expense is incurred on balances with related parties in accordance with MGL transfer pricing policies.

viii)   Translation of Foreign Currencies

The Company's financial statements are presented in United States dollars. Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange, while income statement items are translated at the spot exchange rate at the time of the transaction. Gains and losses resulting from the translation of foreign currency transactions are included within Net trading on the Statement of Operations.

ix)   Share Based Compensation

The Company participates in the share-based compensation plan of MGL, which include awards granted to employees under share acquisition plans, including those delivered through the Macquarie Employee Retained Equity Plan ("MEREP"). The Company accounts for these plans in accordance with the Stock Compensation topic ("Topic 718") of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC"). The MGL consolidated group recognizes an expense and a corresponding increase in equity in the case of equity settled awards granted to employees. The awards are measured at the grant dates based on their fair value and using the number of equity instruments expected to vest. Performance hurdles attached to Performance Share Units ("PSU") under the MEREP are not taken into account when determining the fair value of the PSUs at the grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. Each PSU also incorporates a discounted cash flow method using certain key assumptions relating to interest rate to maturity, expected vesting dates of PSU and dividend yield. This amount is recognized as an expense within Employee service fees over the respective vesting periods; the increase to equity is recognized within Additional paid-in capital within the Statement of Changes in Stockholder's Equity.

x)   Current Expected Credit Losses ("CECL")

The Company measures CECL in accordance with the guidance of Accounting Standards Codification ("ASC") No. 326-20, "Financial Instruments - Credit Losses ("Topic 326"): Measurement of Credit Losses on Financial Instruments". CECL is based on changes in the financial asset's underlying credit risk and includes forward looking or macroeconomic information. The calculation requires judgement and the choice of inputs, estimates and assumptions. Outcomes within the next financial period that are different from management's assumptions and estimates could result in changes to the timing and amount of credit losses to be recognized. Once determined uncollectible, aged balances are written off. The allowances for credit losses are presented in the statement of financial condition as a deduction to the gross carrying amount of the related asset.

The majority of the financial assets recognized at amortized cost have a short duration, are receivable on demand or collateralized with cash or securities, and as a result, the Company considers the credit risk to be minimal.

xi)   Income Taxes

The Company is a member of the Macquarie Holdings (USA) Inc. ("MHUSA") tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of various unitary and combined filing groups for state and local income tax purposes. The Company allocates income taxes pursuant to a formal tax sharing agreement with MHUSA, using a modified separate return method, specifically a separate return method with benefits-for-loss. Where the consolidated group does not file a unitary or combined state and local income tax return, the Company must file on a standalone basis if it is deemed to have a presence in that state. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 2. Summary of Significant Accounting Policies (continued)

xi) Income Taxes (continued)

Deferred income taxes are recorded for the effects of temporary differences between the reported assets and liabilities in the Statement of Financial Condition and the tax basis of those assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse.

The Company follows accounting principles related to ASC 740-10, accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is more likely than not to be realized upon ultimate settlement, which could result in the Company recording a tax liability.

xii) Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking and advisory services, underwriting transactions and project finance transactions. The Company has identified its Chief Financial Officer ("CFO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business. Additionally, the CODM uses excess net capital (see Note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or return capital to its parent. In terms of significant expenses, the CFO monitors employee service fees, brokerage fees, distribution costs, administrative fees, communication and information services, occupancy and equipment, professional fees and promotional fees while assessing the performance of the Company as presented in the statement of operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived significant revenue from related parties. Refer to Note 11 for additional information on related party transactions.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 3.   Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEC Act").   As at March 31, 2026, cash of $13,000,000 has been segregated.

Note 4.   Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled on a periodic basis, and because of this periodic settlement the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Refer to Note 2 (x) for additional information on current expected credit losses on the receivables.

Amounts receivable from and payable to broker-dealers and clearing organizations as at March 31, 2026, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 6,916,509	$ 3,224,345
Receivable from/payable to clearing organizations	84,972,390	11,463,482
	$ 91,888,899	$ 14,687,827

Note 5.   Receivable from and Payable to Customers

Receivable from and payable to customers includes dollar amounts with U.S. clients for transactions that were not settled prior to or at settlement date. In addition, the Company's affiliates effect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from registration requirements under SEC Rule 15a-6. In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 of the SEC Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates. Refer to Note 2 (x) for additional information on current expected credit losses on the receivables.

Note 6.   Fair Value of Financial Instruments

The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 6. Fair Value of Financial Instruments (continued)

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels, as of March 31, 2026:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Money market funds	$ 157,497,604	$ —	$ —	$ 157,497,604
Equity securities	—	122,386	—	122,386
Total assets	$ 157,497,604	$ 122,386	$ —	$ 157,619,990

The following table summarizes financial assets and liabilities that are recorded at their carrying amounts which approximate their fair value, within the fair value hierarchy levels, as of March 31, 2026. Non-financial assets and liabilities, including tax credits and provision related payables, are excluded from the below:

	Carrying value	Level 1	Level 2	Level 3	Total estimated fair value
Assets					
Cash	$ 71,457	$ 71,457	$ —	$ —	$ 71,457
Cash segregated under federal regulations	13,000,000	13,000,000	—	—	13,000,000
Receivable from broker-dealers and clearing organizations	91,888,899	—	91,888,899	—	91,888,899
Receivable from customers	13,813,544	—	13,813,544	—	13,813,544
Securities borrowed	19,906,888	—	19,906,888	—	19,906,888
Fees receivable, net	16,518,650	—	16,518,650	—	16,518,650
Receivable from affiliates	108,887,105	—	108,887,105	—	108,887,105
Other assets	2,865,738	—	2,865,738	—	2,865,738
Total assets	$ 266,952,281	$ 13,071,457	$ 253,880,824	$ —	$ 266,952,281
Liabilities					
Payable to broker-dealers and clearing organizations	$ 14,687,827	$ —	$ 14,687,827	$ —	$ 14,687,827
Payable to customers	19,993,129	—	19,993,129	—	19,993,129
Payable to parent and affiliates	78,044,216	—	78,044,216	—	78,044,216
Accrued expenses and other liabilities	10,697,804	—	10,697,804	—	10,697,804
Total liabilities	$ 123,422,976	$ —	$ 123,422,976	$ —	$ 123,422,976

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 7. Offsetting Assets and Liabilities

The following table presents information about the offsetting of assets and liabilities on the Statement of Financial Condition as of March 31, 2026:

	Gross amounts	Amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Amounts not offset in the Statement of Financial Condition	
				Available Collateral	Net exposure
Assets					
Securities borrowed	$ 19,906,888	$ —	$ 19,906,888	$ (18,316,587)	$ 1,590,301

Note 8. Deferred Profit Share

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount is paid to the employee 1/3rd in the second, third, and fourth years following the year of grant, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests 1/3rd in the third, fourth and fifth year following the year of grant except for 2023 and prior grants to Designated Executive Directors/Executive Committee members for whom it vest 1/5th from third to seventh year following the year of grant, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and may be invested in MGL shares. The notional income of the portfolio is paid as additional compensation each year at the discretion of MGL's Executive Committee.

The vested portion of employee service fee expense for the year ended March 31, 2026 was $3,277,247 while $2,582,183 of the current year bonus was deferred to future periods.

Total unrecognized compensation expense related to the deferred profit share at March 31, 2026 was $5,964,156. Amounts deferred and subject to vesting at March 31, 2026 will be recorded as employee service fee expense as follows:

Years Ended March 31,	
2027	$ 2,592,286
2028	1,651,521
2029	1,068,644
2030	487,892
2031 and thereafter	163,813
	$ 5,964,156

Note 9. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. The Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $14,400 (based on the maximum IRS compensation limit of $360,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan. The Company's 401(k) plan contributions were $2,327,164 for the year ended March 31, 2026.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 10. Employee Share Based Compensation

Macquarie Group Employee Retained Equity Plan

The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases, the equity grants are in the form of restricted share units ("RSU"), deferred share units ("DSU") and performance share units ("PSU"). A RSU is a beneficial interest in an MGL ordinary share held on behalf of a MEREP participant by the plan trustee (Trustee). The participant is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. The participant also has the right to request the release of the share from the MEREP Trust, subject to the vesting and forfeiture provisions of the MEREP. A DSU represents a right to receive on exercise of the DSU either a MGL share held in the Trust or a newly issued MGL share (as determined by MGL in its absolute discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. A MEREP participant holding a DSU has no right or interest in any share until the DSU is exercised. MGL may issue shares to the Trustee or direct the Trustee to acquire shares on-market, or via a share acquisition arrangement for potential future allocations to holders of DSUs. All PSUs currently on issue are structured as DSUs with performance hurdles related to MGL's performance that must be met before the underlying share or cash equivalent (as the case may be) will be delivered. PSU holders have no right to dividend equivalent payments before the PSUs vest.

The MEREP awards will vest over periods from three to five years for most Executive Directors including Executive Committee Members and two to four years for other staff, including staff promoted to a Director level. For grants awarded until 2023, MEREP awards vest over three to seven years for Executive Committee Member and Designated Executive Directors. PSU awards will vest after four years for members of the Executive Committee. Upon vesting, the shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange).

For Retained Profit Share awards representing 2025 retention, the allocation price was the weighted average price of the shares acquired for the 2025 purchase period, which was 19 May 2025 to 19 June 2025. That price was calculated to be AUD 209.72 (USD 144.52) per share.

PSUs will only be released or become exercisable subject to pre-vest assessment and upon the achievement of performance hurdles. Only members of the MGL and MBL Executive Committees are eligible to receive PSUs. Pre-vest assessments are applicable for awards to be granted in relation to 2024 and following years. For the PSUs allocated to Executive Committee members, two performance hurdles have been determined and each will apply individually to 50% of the total number of PSUs awarded.

For the year ended March 31, 2026, the MEREP amortization expenses charged was $32,570,157 and the equity provided was treated as additional paid-in capital. Unrecognized, non-vested costs as of March 31, 2026 were $69,085,162. Amounts deferred and subject to vesting at March 31, 2026 will be recorded as employee service fee expense as follows:

Years Ended March 31,

2027	$ 28,524,917
2028	20,470,490
2029	12,652,103
2030	5,765,687
2031 and thereafter	1,671,965
	$ 69,085,162

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 10. Employee Share Based Compensation (continued)

The following is a summary of awards which have been granted pursuant to the MEREP:

Number of RSU Awards

Non-vested shares at April 1, 2025	1,135,114
Vested shares during the year	(375,028)
Net transfers to other Macquarie Group entities	(17,884)
Shares granted during the year	259,028
Shares forfeited during the year	(67,405)
Non-vested shares at March 31, 2026	933,825

The weighted average fair value of the RSU awards granted during the financial year was AUD 213.08 (USD 146.84) per share.

Number of DSU Awards

Non-vested shares at April 1, 2025	132,730
Shares exercised during the year	(47,488)
Shares granted during the year	26,909
Shares forfeited during the year	(1,417)
Non-vested shares at March 31, 2026	110,734

The weighted average fair value of the DSU awards granted during the financial year was AUD 212.90 (USD 146.71) per share.

Number of PSU Awards

Non-vested shares at April 1, 2025	58,969
Shares granted during the year	9,660
Expired during the year	(8,376)
Exercised during the year	(5,819)
Non-vested shares at March 31, 2026	54,434

The weighted average fair value of the PSU awards granted during the financial year was AUD 184.79 (USD 127.34) per share.

Note 11. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services, allocation of expenses, and the execution of securities transactions.

Assets and receivables from affiliated companies as of March 31, 2026 are comprised of the following:

Receivable from customers	138,882
Securities borrowed	19,906,888
Fees receivable, net	301,932
Receivable from affiliates	108,887,105
Other assets	223,660
	$ 129,458,467

Macquarie Capital (USA) Inc.

Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 11. Related Party Transactions (continued)

Liabilities and payables to the Parent and affiliated companies as of March 31, 2026 are comprised of the following:

Payable to broker-dealers and clearing organizations	$ 138,882
Payable to customers	10,468,440
Payable to parent and affiliates	78,044,216
	$ 88,651,538

Service fees from affiliates for the year ended March 31, 2026 are comprised of the following:

Expense sharing arrangements	$ 83,697,325
Revenue sharing	42,644,444
Other service fees	48,844,055
	$ 175,185,824

The Company has formal agreements with affiliates whereby expenses incurred by the Company are recovered for certain services performed. For the year ended March 31, 2026, the Company recorded $83,697,325 in Service fees on the Statement of Operations related to these arrangements.

The Company has a formal agreement with affiliates whereby the affiliates receive all commissions on the non-U.S. securities transactions and the Company receives a service fee, in accordance with an agreed-upon transfer pricing methodology from the affiliate as consideration for exclusively utilizing the execution and settlement services of the affiliates. The service fee recorded by the Company is based on a revenue sharing model, in accordance with an agreed-upon transfer pricing methodology. For the year ended March 31, 2026, Service fees of $21,694,365 were recorded on the Statement of Operations related to these arrangements. In transactions where the Company acted in a principal capacity, the Company recognized $49,029,978 in Commission revenue with the corresponding amount reflected in Brokerage fees on the Statement of Operations.

The Company also receives a proportion of revenues as service fees relating to advisory and principal deals mandated by affiliates in accordance with an agreed-upon transfer pricing methodology for the services rendered by it in relation to these deals. For the year ended March 31, 2026, Service fees of $20,950,079 were recorded on the Statement of Operations related to these arrangements. The Company provided advisory and underwriting services to affiliates during the year. For the year ended March 31, 2026, Investment banking and advisory fees of $5,301,724 and Underwriting income of $1,020,000 relating to these transactions were recorded on the Statement of Operations.

The Company has a formal agreement with an affiliate whereby commission rebates and research fees are allocated based on an agreed-upon arrangement. For the year ended March 31, 2026, research fees of $279,711 and rebates of $1,522,623 were recognized in the Statement of Operations related to this arrangement.

The Company earned distribution fees of $40,373 from affiliated funds to reimburse the Company for the costs of marketing and selling fund interest. The Company also has arrangements to recover costs related to portfolio management activities in accordance with agreed-upon transfer pricing methodology. For the year ended March 31, 2026, Service fees of $28,451,078 were recorded on the Statement of Operations related to these arrangements.

The Company is provided with operating and administrative services by the Parent and affiliates which are comprised of the following for the year ended March 31, 2026 and as recorded within the Statement of Operations:

Communication and information services	$ 23,879,090
Administrative fees	52,725,733
Promotional fees	1,522,203
Interest expense	7,073,462
Occupancy and equipment	18,037,555
Professional fees	1,003,805
Other expenses	1,283,680
	$ 105,525,528

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 11. Related Party Transactions (continued)

Administrative fees are charged to the Company for support services provided by other Macquarie group entities.

In addition, for the year ended March 31, 2026, the Parent and affiliates charged $240,183,705 in Employee service fees to the Company.

Note 12. Risk, Commitments, and Contingencies

The Company acts as agent to execute and clear all of its transactions in non-US securities through its non-US affiliated broker-dealers and, in some cases, through third-party broker-dealers that are licensed in their local jurisdictions. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2026, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2026.

The Company may be exposed to credit risk regarding its cash and receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers. Refer to Note 2 (x) for additional information on current expected credit losses on the receivables.

Note 13. Legal and Regulatory Matters

The Company is regularly involved in judicial, regulatory, and arbitration proceedings concerning matters arising from the Company's businesses. As at March 31, 2026, the Company has not identified any such matters which present loss contingencies which are both reasonably probable and estimable.

Note 14. Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the SEC Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein.

The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the SEC Act, or $250,000. At March 31, 2026, the Company had net capital of $156,299,832 which was $155,470,011 in excess of the required minimum net capital.

The Company is also subject to Rule 15c3-3 under the SEC Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers of $13,000,000 at March 31, 2026.

During the year ended March 31, 2026, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2026 for this purpose under Rule 15c3-3.

The Company is also registered as an introducing broker with the NFA and is subject to the net capital requirements of the Commodity Futures Trading Commission ("CFTC"). At March 31, 2026, the Company's net capital as disclosed above, exceeded the CFTC minimum net capital requirement of $45,000 by $156,254,832.

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 15.   Income Taxes

The Company is a member of the Parent's tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of several unitary and combined groups for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. As of the date of issuance of these financial statements, there are no income tax examinations with the Internal Revenue Service ("IRS"), all tax years through March 31, 2022, are closed.

Minnesota is currently examining the combined filing, inclusive of the Company, for fiscal years ended 2022-2024.

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations are as follows:

	Year Ended March 31, 2026		
	Current	Deferred	Total
Federal	$ (6,435,177) $	699,998 $	(5,735,179)
State and Local	(785,929)	141,417	(644,512)
	$ (7,221,106) $	841,415 $	(6,379,691)

The provision for income taxes for the year ended March 31, 2026 differs from the U.S. Federal statutory income tax rate of 21% due to the following:

Income taxes at the statutory rate	$ (5,297,326)	21.0 %
State and local taxes, net of federal benefit	(509,164)	2.0 %
Non-Deductible items (M&E, Penalties)	186,393	-0.7 %
FY25 Return To Provision impact on Non-Deductible items	(296,793)	1.2 %
Other	(462,801)	1.8 %
Total income tax benefit	$ (6,379,691)	25.3 %

State and local income taxes reflect income taxes imposed by U.S. states and local jurisdictions, net of the related federal income tax benefit. In accordance with ASC 740 10 50 12B, the Company provides a qualitative description of the state and local jurisdictions that comprise the majority of the impact in this category. For the period presented, New York, New York City, Illinois and Kansas represented the most significant state tax jurisdictions, primarily driven by the concentration of taxable income and the applicable statutory tax rates in those states. Other states individually did not have a material impact on the Company's effective tax rate.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include intangible amortization expenses and intercompany prepaid services expenses that are not currently realizable for tax purposes. These result in a net deferred tax liability of $547,588 which is included on the Statement of Financial Condition.

Income Taxes Paid (Refund)

	March 31, 2026
Federal	$ (185)
State	37,458
Total paid	$ 37,273

Macquarie Capital (USA) Inc.
Notes to the financial statements (continued)
For the year ended March 31, 2026

Note 15.   Income Taxes (continued)

Income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) in the following jurisdictions:

State		March 31, 2026
Iowa	$	27,493
North Carolina	$	9,965

The Company uses the separate company method of tax allocation as modified for benefits-for-loss. This approach modifies the "separate return method", a method that allocates current and deferred taxes to members of the group by applying Accounting Standards Codification ("ASC") Topic 740, Income Taxes, to each member as if it were a separate taxpayer, so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the subsidiary when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Valuation allowance

The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that they will realize their deferred tax assets. Therefore, the Company does not have a valuation allowance.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2026. Interest expenses related to unrecognized tax benefits, if any, are accrued as interest expense when paid. Penalties, if any, are recognized as a component of Administration fees.

The Company did not record any liability relating to potential exposure for tax, interest and penalties related to uncertain tax positions for the year ended March 31, 2026.

Note 16.   Subsequent Events

There were no material events subsequent to March 31, 2026 and up until the authorization of the financial statements for issue, that have not been disclosed elsewhere in the financial statements.

Macquarie Capital (USA) Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

March 31, 2026

Net Capital

Total ownership equity	$ 301,859,409
Deductions and charges for non-allowable assets	
Receivables from affiliates	108,887,105
Fees receivable	16,518,650
Other non-allowable assets	8,167,563
Other deductions	5,674,475
Total deductions and/or charges	139,247,793
Net capital before haircuts on securities positions	162,611,616
Haircuts on securities	
Money market	3,138,360
Foreign currency	3,173,424
Total haircuts on securities	6,311,784
Net capital	156,299,832

Computation of alternative net capital requirement

2% of aggregate debit items shown in computation for determination of reserve requirements under SEC Rule 15c3-3	829,821
Minimum dollar net capital requirement of reporting broker or dealer	250,000
Net capital requirement (greater of above two amounts)	829,821
Excess net capital	$ 155,470,011

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2026 FOCUS Report as filed on April 23, 2026.

Macquarie Capital (USA) Inc.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934

March 31, 2026 Schedule II

Credit balances

Free credit balances and other credit balances in customers' security accounts	$	605,654
Monies payable against customers' securities loaned		
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		41,491,060
Credit balances in firm accounts which are attributable to principal sales to customers		—
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		23,745
Other		—
Total credit items	$	42,120,459

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	—
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4,414,488
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		37,076,572
Gross debits		41,491,060
Less: 3 percent charge		1,244,732
Total debit items	$	40,246,328

Reserve computation

Excess of total credits over total debits	$	1,874,131
Amount held on deposit in "Reserve Bank Account" at March 31, 2026	$	13,000,000
Amount of deposit		
New amount in Reserve Bank Account after adding deposit	$	13,000,000

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2026 FOCUS Report as filed on April 23, 2026.

Macquarie Capital (USA) Inc.

Computation for Determination of PAB Account Reserve of Brokers and Dealers Under Rule 15c3-3 of the Securities Exchange Act of 1934

March 31, 2026 | Schedule III

Credit balances	$	—
Debit balances	$	—
Reserve computation		
Excess of total PAB debits over total PAB credits	$	—
Required deposit	$	—

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2026 FOCUS Report as filed on April 23, 2026.

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of March 31, 2026, for which instructions to reduce to possession or control had been issued as of March 31, 2026 but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

    a. Market Value   None

    b. Number of items   None

2. Customers' fully paid excess margin securities for which instructions to reduce to possession or control had not been issued as of March 31, 2026, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

    a. Market Value   None

    b. Number of items   None

There are no material differences between the above computation and the computation included in the Company's unaudited March 31, 2026 FOCUS Report as filed on April 23, 2026.